UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 1-13752

(Check One:) |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form 10D |_| Form N-SAR |_| Form N-CSR

For Period Ended: March 31, 2008

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:
                                -----------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A
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                                     PART I
                             REGISTRANT INFORMATION
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       Full Name of Registrant:                   Smith-Midland Corporation
      Former Name if Applicable:                        Not Applicable
Address of Principal Executive Office
        (Street and number):                   5119 Catlett Road, P.O. Box 300
      City, State, and Zip Code                     Midland, Virginia 22728
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

                                     PART II
                             RULE 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense
and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

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(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE
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State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q could not be filed within the prescribed time due to the recent resignation of the Chief Financial Officer of the Registrant and due to the added demands to comply with Section 404 of the Sarbanes-Oxley Act.
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                                     PART IV
                                OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

   Rodney I. Smith                                     (540) 439-3266

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 |X| Yes |_|No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has preliminarily determined that its unaudited total revenue for the three months ended March 31, 2008 was about $6,893,000 as compared to the three months ended March 31, 2007 total revenue of about $8,490,000. Unaudited pre-tax income for the three month period ended March 31, 2008 has preliminarily determined to be about $104,000, as compared to pre-tax income of about $639,000 for the three month period ended March 31, 2007. As of May 11, 2008, the Registrant's unaudited production backlog was approximately $12,432,000, as compared to approximately $11,215,000 at the same date in 2007. The Company traditionally does not include projects in its production backlog calculation until the customer signs a complete contract.

The Company also maintains a regularly occurring repeat customer business, which should be considered in addition to the ordered production backlog described above. Historically, this regularly occurring repeat customer business is equal to approximately $7,000,000 (unaudited) annually.

In addition, the Company has approximately $8,000,000 (unaudited) of pending contracts not included in the unaudited production backlog. The Company estimates a very high probability of successfully securing these contracts.

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                            Smith-Midland Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2008                                 By:   /s/ Rodney I. Smith
                                                        ------------------------
                                                         Rodney I. Smith
                                                         Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001)
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